UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Atrion Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-32982	63-0821819
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Allentown Parkway

Allen, Texas 75002

(Address of principal executive offices) (Zip Code)

(972) 390-9800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this certification/notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

ATRION CORPORATION

Date:	September 3, 2024	By:	/s/ Jennifer L. McDonough
Jennifer L. McDonough Secretary